UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DI VI SION OF
CORPORATI ON FI NANCE


                                                                       June 5,
2019
  Mark K. Mason
  Chairman of the Board, President and CEO
  HomeStreet, Inc.
  601 Union Street, Suite 2000
  Seattle, WA 98101

           Re:     HomeStreet, Inc.
                   DEFA14A filing made under cover of Schedule 14A Filed on May 30, 2019 by HomeStreet, Inc.
                   File No. 001-35424

  Dear Mr. Mason,

           We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  DEFA14A filed May 30, 2019 on Schedule 14A
  1. On a slide entitled "HomeStreet Has Made Repeated Attempts to Engage Constructively" at
     page 36 of the presentation, HomeStreet states that "[a]s part of the Company's shareholder engagement process, it offered shareholders a meeting or telephone call to discuss shareholder questions and concerns outside of the annual meeting cycle. As one of the largest shareholders, [Blue Lion Capital] was included in this outreach, accepted
     HomeStreet's offer and spoke with the Company." Please provide us with the factual support for the assertion that HomeStreet initiated the contact and sought meetings or calls with representatives of Blue Lion Capital after HomeStreet "made an offer." Alternatively, please revise to indicate, if true, that any engagement with Blue Lion Capital was initiated by
     Blue Lion and not the byproduct or result of a formal "shareholder engagement process."

  2. On page 44 of HomeStreet's presentation, the registrant states, ". . . [Blue Lion Capital] tried to sneak its mistake past shareholders with an under the radar filing . . .. ." Given that all filings appear on EDGAR on equal footing, no factual basis appears to exist in support of the claim that any filing is more "under the radar" than another filing, especially if the filing contents were also mailed to the shareholders. Please revise the assertion that Blue Lion
     Capital "tried to sneak its mistake past shareholders" with a undiscoverable filing, or advise.
 Mark K. Mason
HomeStreet, Inc.
June 5, 2019
Page 2

3. HomeStreet contends within the presentation that "[t]he Reality" is that Roaring Blue Lion's
   "end game has always been selling the Company." The slide excerpt offered to support the contention has been identified as one produced on December 21, 2017. Please provide us with the support for that date, or revise to include the correct date. Given that HomeStreet's presentation then indicates Blue Lion suggested that HomeStreet should only be sold "[i]f
   Management and the Board cannot develop and executed a multi-year plan that would create a top decile performing bank," it also appears HomeStreet's characterization regarding an
   "end game" is insupportable. Please revise to address this apparent contradiction in light of the contingency to which the sale option was subject, or advise.

4. HomeStreet refers to an ineffective "initial email scan" as the explanation for why an April
   30, 2019 press release issued by HomeStreet stated that the registrant was "not aware of
   Dwight Capital's interest [in acquiring HomeStreet's Fannie Mae DUS multifamily origination and servicing business] until their press release, as they had not previously contacted [HomeStreet]." Please explain to us, with a view towards revised disclosure, why
   HomeStreet personnel would not already have been aware of Dwight Capital's interest and thought it had had no contact with HomeStreet given the subsequent acknowledgement that
   "several intermittent email inquiries" were received from Dwight Capital and HomeStreet
   "consistently responded" to such emails.

        We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

cc:    Beth E. Berg, Esq.
       Kai H.E. Liekefett, Esq.